

April 6, 2022   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS TO RELEASE 2022 FIRST QUARTER RESULTS ON MAY 5, 2022

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2022 first quarter results on Thursday, May 5, 2022, after market close.

A conference call will be held on Friday, May 6, 2022 starting at 11:00 am ET (8:00am PT) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: 1-888-664-6383
Dial from outside Canada or the US: 1-416-764-8650
Pass code: 78834538
Live webcast: Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Events' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until May 13, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: 1-888-390-0541
Dial from outside Canada or the US: 1-416-764-8677
Pass code: 834538 #
Archived webcast: Webcast URL

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com